SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 1)*

                      Excel Legacy Corporation
             ------------------------------------------
                          (Name of Issuer)


                            Common Stock
             -------------------------------------------
                  (Title of Class and Securities)

                             300665106
             --------------------------------------------
               (CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                  (Continued on following page(s))



CUSIP No.  300665106                                    13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :    (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                   :    16,880,000 shares
                                   :    See Item 4(a)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    (Discretionary Accounts)
                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER
                                   :    16,880,000 shares
                                   :    See Item 4(a)
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
     16,880,000 shares
     See Item 4(a)
-------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES -X-  See Items 4(c)(ii) and (iv)
-------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     35.1%
     See Item 4(b)
-------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IA
-------------------------------------------------------------------








CUSIP No.  300665106                                       13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Realty Fund             I.D. No. 62-1616883
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                        None
NUMBER OF SHARES BENEFICIALLY      :
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :    16,880,000 shares
                                        See Item 4(a)
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER
                                   :    16,880,000 shares
                                   :    See Item 4(a)
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     16,880,000 shares
     See Item 4(a)
-------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
     CERTAIN SHARES
-------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     35.1%
     See Item 4(b)
-------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON
     IV
-------------------------------------------------------------------











CUSIP No.  300665106                                      13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :    (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER
                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER
                                   :    None
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------














Item 1.

     (a). Name of Issuer: Excel Legacy Corporation ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          16955 Via Del Campo, Suite 100
          San Diego, CA 92127
Item 2.

     (a) and (b). Names and Principal Business Addresses of Persons
         Filing:

         (1). Southeastern Asset Management, Inc.
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6410 Poplar Ave., Suite 900
              Memphis, TN 38119


     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Realty Fund, a series of Longleaf
            Partners Funds Trust, a Massachusetts business trust.

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number:  300665106

Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the
          Investment Company Act- Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust.

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned: (At 12/31/98)

          Longleaf Partners Realty Fund acquired 14,600,000 shares (68.6%) of the Series A Liquidating Preference Stock (the "Preference Stock") in a private placement which closed on March 31, 1998. The Preference Stock is not yet registered under Sec. 12 of the Securities Exchange Act of 1934. Accordingly, pursuant to Subsection (d) of Rule 13d-1, there is no requirement that a Schedule 13G be filed with respect to the Preference Stock. However, the Preference Stock is convertible into the common stock on a share for share basis. At December 31, 1998, the filing parties also beneficially owned 2,280,000 shares (6.8%) of the common stock. This Schedule 13G is filed with respect to the common stock and includes the Preference Stock owned as though it had been converted to common stock because of the conversion right, as required by the provisions of Subsection (d) of Rule 13d-3.

     (b). Percent of Class: Percentages shown below are based on 33,457,804 shares of common stock and 21,281,000 shares of the Preference Stock outstanding at 12/07/98.

          (1). 35.1% of the common stock, assuming that the shares of the Preference Stock deemed to be beneficially owned by the filing parties had been converted to common stock but that none of the other issued and outstanding shares of the Preference Stock had been so converted.

          (2). 30.8% of the common stock, assuming that all issued and outstanding shares of the Preference Stock deemed to be beneficially owned by the filing parties as well as all other issued and outstanding shares of the Preference Stock had been converted to common stock.

          (3). 6.8% of the common stock, without reference to any shares of the Preference Stock.

          (4). 68.6% of the Preference Stock, without reference to any shares of the common stock.

     (c). Number of shares as to which such person has:

          (i).   Sole power to vote or to direct the vote: None

          (ii).  Shared power to vote or to direct the vote:
                 Shared - 2,280,000 shares of common stock and 14,600,000 shares of the Series A Liquidating Preference Stock, consisting of securities owned by Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 The above totals do not include 1,829,300 shares of common stock held be a completely non-discretionary account over which the filing parties have neither voting nor investment discretionary power, and for which beneficial ownership is expressly disclaimed.

          (iii). Sole power to dispose or to direct the disposition of: None

          (iv). Shared power to dispose or to direct the disposition of: 2,280,000 shares of common stock and 14,600,000 shares of the Series A Liquidating Preference Stock, consisting of securities owned by Longleaf Partners Realty Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 The above totals do not include 1,829,300 shares of common stock held be a completely non-discretionary account over which the filing parties have neither voting nor investment discretionary power, and for which beneficial ownership is expressly disclaimed.



Item 5. Ownership of Five Percent or Less of a Class: N.A.

Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A

Item 8. Identification and Classification of Members of the Group:
        N/A

Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

































                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 9, 1999

Southeastern Asset                Longleaf Partners Realty Fund
Management, Inc.

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 9th day of February, 1999.

Southeastern Asset                Longleaf Partners Realty Fund
Management, Inc.

By  /s/ Charles D. Reaves         By  /s/ Charles D.  Reaves
---------------------------       --------------------------
Charles D. Reaves                    Charles D. Reaves
Vice President and                   Executive Vice President
  General Counsel


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
-----------------------